EXHIBIT 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: 617.668.6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Fiscal Year 2015 Financial Results

Optics segment continues double digit growth in 2015

Newton, MA, December 17, 2015 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced a net loss of ($0.4 million) or ($0.01) per common share for the fiscal year ended September 30, 2015 and the filing of its Annual Report on Form 10-K.

“Our four optics business units grew their revenues by 11% in 2015, the second year of double digit growth.” said CEO Peter Sulick. “In fact, we achieved record revenues at three of our optics business units. We believe these business units will continue to generate solid revenue growth in 2016, particularly as a result of the recently announced three year arrangement entered into by our UK subsidiary, Hilger Crystals, to supply high-quality crystal components to a leading global supplier of security inspection equipment utilizing X-ray and gamma-ray imaging.

Our Contract Research segment revenues declined 15% to $18.8 million in 2015. Over the past three years Contract Research revenue has declined from $24.3 million in 2012 to $18.8 million in 2015,” continued Mr. Sulick. “While gradual, this substantial reduction is reflective of the changes in Federal government funding policies and budget cutbacks for research across the Federal agencies serviced by RMD. We believe this represents a new reality for government-funded research. As a result, we have refocused this business to several key research areas, reflective of our core expertise in materials science. RMD’s research focus is now more concentrated on important areas of radiation detection and related fields with fewer but larger and more collaborative projects. These changes have been driven by the needs and expressed interests of our government and commercial research clients. We do not anticipate continued erosion of our Research revenue beyond the current levels over the next two years.

During 2015, we also repaid approximately $3 million of outstanding debt, including a $2 million prepayment of our 10% subordinated loan with Massachusetts Capital Resource Company, and we were able to secure a reduction of the interest rate to 6% for our remaining $1.0 million outstanding balance.”

“In addition, Xcede Technologies, Inc., our majority-owned subsidiary, raised $0.6 million of convertible notes in fiscal 2015 (as well as an additional $0.3 million raised subsequent to our fiscal yearend) from external investors, including officers and directors of the Company, to fund on-going development of its exciting tissue sealant technology,” added Mr. Sulick. “As we previously announced, Xcede expanded its management team with the addition of Linda Zuckerman, Ph.D. who brings substantial prior experience in the development and approval processes for tissue sealant products. I am confident that with Linda’s experience and leadership, we will be well-positioned to accelerate the development of this breakthrough tissue sealant.”

Dynasil incurred a net loss of $0.4 million in 2015 compared to net income of $2.0 million in 2014. The net loss is 2015 includes a $0.4 million charge for the final termination and settlement of our subsidiary’s pension plan as well as a $0.2 million gain on the sale of a product line while the net income in 2014 included a $1.3 million gain from the sale of two businesses. Excluding the pension charge and the gain on sale of the product line in 2015 and the gain on the sale of the two businesses in 2014, the Company’s net loss was $0.2 million in 2015 compared to net income of $0.7 million in 2014.

Net income (loss) also included losses of approximately $1.2 million and $0.8 million in 2015 and 2014, respectively, associated with research and start-up costs of Xcede Technologies, Inc. (“Xcede”), a joint venture with the Mayo Clinic, in which the Company owns 90% of the common stock (approximately 69% assuming conversion of Xcede’s outstanding convertible promissory notes). Because Dynasil has voting control of Xcede via its common stock ownership, it is required to be included in our consolidated net income for financial reporting purposes even though Dynasil is no longer funding Xcede.

Revenue declined $1.8 million to $40.5 million in 2015 compared to $42.3 million in 2014. Approximately $0.8 million of the decrease is a result of the sale of the lead paint and gamma medical probe businesses in the first quarter of 2014. In addition, Contract Research segment revenues declined $3.2 million or 15% to $18.8 million in 2015 while the Optics segment revenues increased $2.2 million or 11% to $21.8 million in 2015.

Gross profit for fiscal year 2015 decreased $1.5 million or 9% to $15.3 million from the prior year amount of $16.7 million. Gross profit as a percentage of revenue decreased to 38% in 2015 from 40% in 2014 primarily as a result of lower gross profit margins in the Optics segment related to higher scrap levels associated with scaling up of production yields for a large customer and the integration into EMF of the Rochester coating acquisition completed in June of 2014. Management does not expect these yield issues to recur in 2016.

Total operating expenses remained essentially unchanged at $15.3 million or 38% of revenue in fiscal year 2015, from $15.3 million or 36% of revenue in fiscal year 2014. Excluding the operating expenses associated with the Instruments segment, the assets and business of which were substantially disposed of in the first quarter of fiscal year 2014, total operating expenses increased 3% to $15.3 million in 2015 compared to $14.8 million in 2014.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release also contains (i) a measure of our net income excluding the termination and settlement of pension plan and a gain on the sale of a product line, (ii) a measure of our net income excluding the gain on sale of our lead paint and gamma medical probe businesses and (iii) a measure of adjusted SG&A expenses for fiscal years 2014 “as if” the Instruments businesses which were sold in the first quarter of 2014 had been sold prior to the start of fiscal year 2014. The Company believes that the inclusion of these non-GAAP financial measures help investors to gain a meaningful understanding of the Company’s core operating results and enhances comparing such performance with prior periods. Our management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods. The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding our results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, uncertainty of the impact of the DichroTec acquisition, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2015	September 30, 2014
ASSETS
Current Assets
Cash and cash equivalents	$1,295,000	$3,842,000
Accounts receivable, net	3,382,000	3,240,000
Costs in excess of billings and unbilled receivables	1,518,000	1,235,000
Inventories, net of reserves	3,066,000	2,954,000
Prepaid expenses and other current assets	1,167,000	861,000
Total current assets	10,428,000	12,132,000

Property, Plant and Equipment, net	6,662,000	6,518,000
Other Assets
Intangibles, net	1,225,000	1,383,000
Goodwill	6,131,000	6,247,000
Deferred financing costs, net	12,000	39,000
Security and other deposits	58,000	58,000
Total other assets	7,426,000	7,727,000

Total Assets	$24,516,000	$26,377,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,577,000	$2,329,000
Capital lease obligations, current	76,000	134,000
Convertible notes	2,123,000	1,433,000
Accounts payable	1,886,000	1,602,000
Deferred revenue	109,000	103,000
Accrued expenses and other liabilities	2,650,000	2,503,000
Total current liabilities	8,421,000	8,104,000

Long-term Liabilities
Long-term debt, net of current portion	1,290,000	3,282,000
Capital lease obligations, net of current portion	43,000	95,000
Deferred tax liability	284,000	264,000
Pension and other long-term liabilities	50,000	318,000
Total long-term liabilities	1,667,000	3,959,000

Stockholders' Equity
Dynasil stockholders' equity	14,616,000	14,383,000
Noncontrolling interest	(188,000)	(69,000)
Total stockholders' equity	14,428,000	14,314,000

Total Liabilities and Stockholders' Equity	$24,516,000	$26,377,000

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2015	2014
Net revenue	$40,536,000	$42,309,000
Cost of revenue	25,284,000	25,579,000
Gross profit	15,252,000	16,730,000

Operating expenses:
Sales and marketing	1,215,000	1,408,000
Research and development	1,715,000	1,343,000
General and administrative	12,366,000	12,581,000
Gain on sale of assets	(178,000)	(1,297,000)

Total operating expenses	15,118,000	14,035,000
Income from operations	134,000	2,695,000
Interest expense, net	493,000	713,000
Income (loss) before taxes	(359,000)	1,982,000
Income tax (credit)	(6,000)	(21,000)
Net income (loss)	(353,000)	2,003,000
Less: Net loss attributable to noncontrolling interest	(119,000)	(69,000)
Net income (loss) attributable to common stockholders	$(234,000)	$2,072,000

Net income (loss)	$(353,000)	$2,003,000
Other comprehensive income (loss):
(Increase) decrease in pension liability	318,000	(68,000)
Foreign currency translation	(306,000)	13,000
Total comprehensive income (loss)	$(341,000)	$1,948,000

Basic net income (loss) per common share	$(0.01)	$0.13
Diluted net income (loss) per common share	$(0.01)	$0.13

Weighted average shares outstanding
Basic	16,402,893	15,415,408
Diluted	16,402,893	15,429,664